Exhibit 99.1
Toro Corp. Announces $60.0 Million Revolving Credit Facility

Limassol, Cyprus, April 2, 2026 – Toro Corp. (NASDAQ: TORO), (“Toro” or the “Company”), a global energy transportation services provider, today announced the signing of a $60.0 million revolving credit facility (the “Facility”) with a leading European Financial Institution. The Facility has a tenor of five years, bears interest at a rate of Term SOFR plus a margin, and will be secured by, among others, a first priority mortgage over four of the Company’s vessels. The net proceeds from the Facility are expected to be  used for general corporate purposes.

About Toro Corp.

Toro Corp. is a global energy transportation services provider, operating a modern fleet of oceangoing vessels. The Company’s fleet comprises two LPG carriers and one MR tanker vessel that transport petrochemical gases and refined petroleum products worldwide.

Toro is incorporated under the laws of the Republic of the Marshall Islands. The Company’s common shares trade on the Nasdaq Capital Market under the symbol “TORO”.

For more information, please visit the Company’s website at www.torocorp.com. Information on our website does not constitute a part of this press release.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including those related to the anticipated use of proceeds of the Facility. We are including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should”, “expect”, “pending” and similar expressions identify forward-looking statements. Forward-looking statements are subject to risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond our control or precise estimate. Such risks, uncertainties and other factors include, but are not limited to, those factors discussed under “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024 and our other filings with the SEC, which can be obtained free of charge on the SEC’s website at http://www.sec.gov. Except to the extent required by applicable law, we disclaim any intention or obligation to update publicly or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

CONTACT DETAILS

For further information please contact:

Investor Relations
Toro Corp.
Email: ir@torocorp.com